LEVERAGED EARNINGS DEATH

BENEFIT RIDER

Based on Your request, We have issued this optional Leveraged Earnings Death Benefit Rider as part of the Certificate to which it is attached on the Certificate Date. While it is In Force, this rider supplements the Death Benefits section of the Certificate to provide a Leveraged Earnings Death Benefit.

The Leveraged Earnings Death Benefit

The standard Death Benefit provided in the Certificate Schedule is based upon the maximum of: (1) Purchase Payments less withdrawals, and (2) the Certificate's highest "Anniversary Value" prior to the date of death and prior to age 81 of the decedent. On the Certificate Date and all subsequent Valuation Dates, the Leveraged Earnings Death Benefit is calculated as follows:
(1) Determine the standard Death Benefit;

(a) Multiply the lesser of (i) Purchase Payment(s) less any partial withdrawals, and (ii) the Certificate Value less Purchase Payment(s), by
(b)

0.40 (40%) if the Covered Person was attained age 75 or less on the Certificate Date, or by 0.25 (25%) if the Covered Person was attained age 76, but less than attained age 85, on the Certificate Date;

(2) the Optional Death Benefit equal to the sum of (1) and any positive result obtained in (2).

Please see Your prospectus for additional information and examples of how the Leveraged Earnings Death Benefit is calculated.

Election of Optional Enhanced Death Benefit Rider

The Enhanced Death Benefit may be elected by the Certificate Owner (together with any Joint Certificate Owners, if applicable) only on the Certificate Date. You may not elect the optional Enhanced Death Benefit after We have issued the Certificate. Also, You may not elect the optional Enhanced Death Benefit if the age of all Covered Person(s) on the Certificate Date is over 75.

Revocability

You may revoke the Enhanced Death Benefit rider only on the seventh Certificate Anniversary. If You revoke the Enhanced Death Benefit rider, then We will not use the PPI value in calculating the Death Benefit. If you revoke the Enhanced Death Benefit, We will not refund any charges deducted for this rider.

Charge

The charge for this optional rider is shown in the Certificate Schedule. We will multiply the percentage charge shown in the Certificate Schedule for this optional rider by the total Death Benefit for the youngest Covered Person under the Certificate, and deduct the result from the Certificate Value annually beginning with the first Certificate Anniversary. In cases of full surrender between Certificate Anniversary dates, the charge for this optional rider will be calculated on a pro rata basis. In the case of a full surrender of the Certificate for an available Death or Income Benefit, We will waive the Leveraged Earnings Death Benefit charge accrued between date of surrender and the previous Certificate Anniversary. Please refer to Your prospectus for more information on calculation of the Charge for this rider.

Signed for the Company:

                                                                               Secretary